Exhibit 99.1

Genius Group Redeemable Discount Coupons Available Now for all Shareholders

SINGAPORE, March 15, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announced their redeemable discount coupons (NFTs) are now available for shareholders of the record date February 28, 2023 to claim on Upstream’s trading app. Upon a successful claim, shareholders may redeem the NFT for iGEMs on Genius Group’s Edtech platform, GeniusU equivalent to $10 per share.

Shareholders of the record date February 28, 2023 will be able to redeem the coupon NFT and iGEMs for discounts in courses or products. The iGEMs are for the use of each named investor and neither the NFT coupon nor iGEMs can be transferred, traded, or sold. Complete details on how to claim and redeem discount coupon NFTs can be found on our Investor Relations website.

Shareholders can claim their discount coupon NFT by downloading Upstream from their preferred app store at https://upstream.exchange/, tapping sign-up; and completing a simple KYC identity verification. The email address used for KYC identity verification on Upstream should match the email address used to create your GeniusU account. Once KYC is approved, shareholders can tap Investor, NFT, NFT claim, and enter the claim code “GNSCOUPON”, then Claim.

For non-objecting shareholders of record that currently maintain positions in brokerage accounts, their ownership will be verified via Genius’s shareholder list. Shareholders that are objecting may receive a request from Upstream via email to provide a copy of their brokerage account statement for the record date of February 28, 2023, that shows a long position of Genius Group.

Once verified, shareholders will find their discount coupon in their Upstream portfolio with a face value equal to $10 per share owned, typically within 48 hours. Shareholders may then redeem the discount coupon NFT on Upstream by tapping Investor, NFT, NFT Redeem, and selecting the digital coupon NFT ticker symbol “GNSDC.” Tap Redeem to receive a unique redemption code. After completing this step, you will receive an email from GeniusU containing your unique link to the Investor Campus. This page will show your iGEM balance and includes all the products that are eligible for iGEM discounts. Shareholders may claim their discount coupon until June 15, 2023, and may redeem their claimed coupons until September 15, 2023, at which time the discount coupons shall expire.

“By incorporating Upstream’s Web3 digital coupons into our strategy, we aim to provide our shareholders with first-hand experience of our products which we hope will convert them into proud customers and brand ambassadors, driving additional engagement, revenue and sales to our Company.” says Genius Group CEO, Roger Hamilton.

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

For more information, please visit https://www.geniusgroup.net/

About Upstream

Upstream, a MERJ Exchange Market (merj.exchange), is a fully regulated global stock exchange for digital securities and NFTs. Powered by Horizon’s proprietary blockchain-powered matching engine technology, the platform enables users to trade NFTs, and invest in securities for IPOs, crowdfunded companies, U.S. & international equities, and celebrity ventures using the Upstream app. For more information, please visit https://upstream.exchange/. Upstream is currently accepting applications to dual list at https://upstream.exchange/getlisted.

Disclaimers:

This press release shall not constitute an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation is not permitted.

NFTs received have no economic value, royalties, equity ownership, or dividends with exception of the $10 coupon being issued. NFTs are for utility, collection, redemption and display only.

Upstream is a MERJ Exchange market. MERJ Exchange is a licensed Securities Exchange, an affiliate of the World Federation of Exchanges, and a full member of ANNA. MERJ supports global issuers of traditional and digital securities through the entire asset life cycle from issuance to trading, clearing, settlement, and registry. It operates a fair and transparent marketplace in line with international best practices and principles of operations of financial markets. Upstream does not endorse or recommend any public or private securities bought or sold on its app. Upstream does not offer investment advice or recommendations of any kind. All services offered by Upstream are intended for self-directed clients who make their own investment decisions without aid or assistance from Upstream. All customers are subject to the rules and regulations of their jurisdiction. By accessing the site or app, you agreed to be bound by its terms of use and privacy policy. Company and security listings on Upstream are only suitable for investors who are familiar with and willing to accept the high risk associated with speculative investments, often in early and development stage companies. There can be no assurance the valuation of any particular company’s securities is accurate or in agreement with the market or industry comparative valuations. Investors must be able to afford market volatility and afford the loss of their investment. Companies listed on Upstream are subject to significant ongoing corporate obligations including, but not limited to disclosure, filings, and notification requirements, as well as compliance with applicable quantitative and qualitative listing standards.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com